UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 25)

AERCAP HOLDINGS N.V.

(Name of Issuer)

Ordinary Shares, EUR 0.01 Nominal Value

(Title of Class of Securities)

N00985106

(CUSIP Number)

Chakib Aabouche

Waha AC Coöperatief U.A.

Teleportboulevard 140

1043 EJ Amsterdam

The Netherlands

+971 2 667 7343

Chakib Aabouche

Waha Capital PJSC

Level 43, Tower 3,

Etihad Towers, P.O. Box 28922,

Abu Dhabi, United Arab Emirates

+971 2 403 9311

Chakib Aabouche

Avia Holding Limited

c/o Maples Corporate Services Limited

PO Box 309, Ugland House

Grand Cayman, KY1-1104

Cayman Islands

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on behalf of filing persons)

September 16, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

CUSIP No. N00985106

1.	Names of reporting persons Waha AC Coöperatief U.A.
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds AF, WC
5.	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization The Netherlands

Number of shares beneficially owned by each reporting person with:	7.	Sole voting power 0
	8.	Shared voting power 201,171
	9.	Sole dispositive power 0
	10.	Shared dispositive power 201,171

11.	Aggregate amount beneficially owned by each reporting person 201,171
12.	Check if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 0.15%*
14.	Type of reporting person OO

*	Based on the 136,602,986 Ordinary Shares that the Issuer reported in its Report of Foreign Private Issuer on Form 6-K/A filed on September 20, 2019 were issued and outstanding as of June 30, 2019.

CUSIP No. N00985106

1.	Names of reporting persons Waha Capital PJSC
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds AF
5.	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization Abu Dhabi, United Arab Emirates

Number of shares beneficially owned by each reporting person with:	7.	Sole voting power 0
	8.	Shared voting power 8,195,285
	9.	Sole dispositive power 0
	10.	Shared dispositive power 8,195,285

11.	Aggregate amount beneficially owned by each reporting person 8,195,285
12.	Check if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 5.92%*
14.	Type of reporting person CO

*	Based on the 136,602,986 Ordinary Shares that the Issuer reported in its Report of Foreign Private Issuer on Form 6-K/A filed on September 20, 2019 were issued and outstanding as of June 30, 2019.

CUSIP No. N00985106

1.	Names of reporting persons Avia Holding Limited
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds AF
5.	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization Cayman Islands

Number of shares beneficially owned by each reporting person with:	7.	Sole voting power 0
	8.	Shared voting power 7,994,114
	9.	Sole dispositive power 0
	10.	Shared dispositive power 7,994,114

11.	Aggregate amount beneficially owned by each reporting person 7,994,114
12.	Check if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 5.77%*
14.	Type of reporting person CO

*	Based on the 136,602,986 Ordinary Shares that the Issuer reported in its Report of Foreign Private Issuer on Form 6-K/A filed on September 20, 2019 were issued and outstanding as of June 30, 2019.

INTRODUCTORY STATEMENT

This Amendment No. 25 (“Amendment No. 25”) amends and supplements the statement on Schedule 13D filed by Waha AC Coöperatief U.A. (the “Stockholder”) and Waha Capital PJSC on November 22, 2010 (the “Original Schedule 13D”), as amended by Amendment No. 1 thereto, filed on December 16, 2013 (“Amendment No. 1”), Amendment No. 2 thereto, filed on June 16, 2014 (“Amendment No. 2”), Amendment No. 3 thereto, filed on September 4, 2014 (“Amendment No. 3”), Amendment No. 4 thereto, filed on December 3, 2014 (“Amendment No. 4”), Amendment No. 5 thereto, filed on April 8, 2015 (“Amendment No. 5”), Amendment No. 6 thereto, filed on December 16, 2015 (“Amendment No. 6”), Amendment No. 7 thereto, filed on January 13, 2016 (“Amendment No. 7”), Amendment No. 8 thereto, filed on January 20, 2016 (“Amendment No. 8”), Amendment No. 9 thereto, filed on August 23, 2016 (“Amendment No. 9”), Amendment No. 10 thereto, filed on November 25, 2016 (“Amendment No. 10”), Amendment No. 11 thereto filed on February 7, 2018 (“Amendment No. 11”), Amendment No. 12 thereto filed on February 22, 2018 (“Amendment No. 12”), Amendment No. 13 thereto filed on March 19, 2018 (“Amendment No. 13”), Amendment No. 14 thereto filed on September 24, 2018 (“Amendment No. 14”), Amendment No. 15 thereto filed on October 3, 2018 (“Amendment No. 15”). Amendment No. 16 thereto filed on October 10, 2018 (“Amendment No. 16”), Amendment No. 17 thereto filed on December 17, 2018 (“Amendment No. 17”), Amendment No. 18 thereto filed on December 27, 2018 (“Amendment No. 18”), Amendment No. 19 thereto filed on March 7, 2019 (“Amendment No. 19”), Amendment No. 20 thereto filed on March 21, 2019 (“Amendment No. 20”), Amendment No. 21 thereto filed on June 3, 2019 (“Amendment No. 21”), Amendment No. 22 thereto filed on June 17, 2019 (“Amendment No. 22”) and Amendment No. 23 thereto filed on August 15, 2019 (“Amendment No. 23”), Amendment No. 24 thereto filed on September 10, 2019 (“Amendment No. 24” and the Original Schedule 13D, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9, Amendment No. 10, Amendment No. 11, Amendment No. 12, Amendment No. 13, Amendment No. 14, Amendment No. 15, Amendment No. 16, Amendment No. 17, Amendment No. 18, Amendment No. 19, Amendment No. 20, Amendment No. 21, Amendment No. 22, Amendment No. 23, Amendment No. 24 and this Amendment No. 25 is collectively referred to herein as the “Schedule 13D”) relating to the ordinary shares, nominal value EUR0.01 per share (the “Ordinary Shares”) of AerCap Holdings N.V., a Netherlands public limited liability company (the “Issuer”). This Amendment No. 25 amends the Schedule 13D as specifically set forth herein.

ITEM 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented by the incorporation by reference of the information provided below in the response to Item 5.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D is hereby further amended and supplemented by adding to the final paragraph thereof the following information:

As previously described in Amendment No. 3 and Amendment No. 10, Waha entered into funded collar confirmations (as subsequently amended, the “September 2014 Funded Collar Confirmations” and the transactions thereunder, the “September 2014 Funded Collar Transactions”) with each of Deutsche Bank AG, London Branch (“DB”), Nomura International plc (“Nomura”) and Citibank N.A., London Branch (“Citi”, and together with DB, and Nomura, the “September 2014 Funded Collar Counterparties”) that relate in the aggregate to 14,923,306 Ordinary Shares (the “September 2014 Collared Shares”).

As previously described in Amendment No. 23, on August 15, 2019 (the “Novation Date”), Waha transferred by novation to its affiliate, Avia Holding Limited (“Avia”) each of the September 2014 Funded Collar Transactions pursuant to Novation and Security Release Deeds entered into by Waha and Avia with each September 2014 Funded Collar Counterparty (the “Novation and Security Release Deeds”). On the Novation Date, Avia entered into a new funded collar confirmation with each September 2014 Funded Collar Counterparty in form substantially identical to the September 2014 Funded Collar Confirmations (the “Avia Funded Collar Confirmations” and together with the Novation and Security Release Deeds, the “Novation Documents”) and thus became a party to each September 2014 Funded Collar Transaction.

As previously described in Amendment No, 24, on September 9, 2019, Avia entered into a sales plan with Deutsche Bank Securities, Inc. (the “DB Sales Plan”) to sell the Ordinary Shares held by Avia in relation to the excess of the return obligation of the September 2014 Funded Collar Counterparty with respect to rehypothecated September 2014 Collared Shares over Avia’s delivery obligation.

From the date of the most recent amendment to this Schedule 13D through September 16, 2019, the Reporting Persons disposed of 528,616 Ordinary Shares pursuant to the settlement of the Avia Funded Collar Confirmations and 826,178 Ordinary Shares pursuant to the DB Sales Plan with respect to the Avia Funded Collar Confirmations in a series of open market transactions. Details by date, listing the number of Ordinary Shares returned to the September 2014 Funded Collar Counterparties are provided below. The Reporting Persons undertake to provide, upon request by the staff of the Securities and Exchange Commission, the Issuer, or a security holder of the Issuer, full information regarding the number of shares sold at each separate price for this transaction.

Date	Ordinary Shares Returned to September 2014 Funded Collar Counterparties	Ordinary Shares Disposed of Under Sales Plan	Average Price per Ordinary Share Disposed of Under Sales Plan
September 10, 2019	106,523	188,409	USD46.5636
September 11, 2019	106,103	283,255	USD49.6140
September 12, 2019	106,303	229,657	USD48.5354
September 13 2019	105,030	124,857	USD42.0788
September 16, 2019	104,657	0	N/A

Avia is the beneficial owner of 7,994,114 Ordinary Shares and Waha is the beneficial owner of 201,171 Ordinary Shares. Waha Capital, as the sole shareholder of each of Waha and Avia, may be deemed to beneficially own the Ordinary Shares beneficially owned by Waha and Avia. The number of Ordinary Shares beneficially held by the Reporting Persons represents 5.92% of the aggregate of 136,602,986 Ordinary Shares that the Reporting Persons understand to be issued and outstanding based on the number of Ordinary Shares that the Issuer reported were issued and outstanding as of June 30, 2019 in its Report of Foreign Private Issuer on Form 6-K/A filed on September 20, 2019.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended and supplemented by the incorporation by reference of the information provided above in the response to Item 5.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 3, 2019

WAHA AC COÖPERATIEF U.A.

By:	/s/ Chakib Aabouche
Name:	Chakib Aabouche
Title:	Authorized Signatory

WAHA CAPITAL PJSC

By:	/s/ Chakib Aabouche
Name:	Chakib Aabouche
Title:	Authorized Signatory

AVIA HOLDING LIMITED

By:	/s/ Chakib Aabouche
Name:	Chakib Aabouche
Title:	Authorized Signatory